BACARDI U.S.A., INC.

02 AUG 22 AM

WRITER'S FAX: (305) 573-2730
LEGAL DEPARTMENT

82-4992

August 20, 2002

VIA FEDERAL EXPRESS 7919 1173 5753

SUPPL

02049414

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20001

PROCESSED
AUG 30 2002
THOMSON
FINANCIAL

RE: Bacardi Limited
Submission Pursuant to Rule 12g3-2(b)(1)(iii)

Ladies and Gentlemen:

On behalf of Bacardi Limited, I am hereby transmitting for submission to the Securities and Exchange Commission, pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended, a copy of the first *Quarterly Report to* Shareholders for the three months ended June 30, 2002 which was mailed by Bacardi Limited to all of its shareholders generally on August 12, 2002.

Please acknowledge receipt of this submission by date-stamping the additional copy of this letter that is enclosed, and return it to me in the enclosed self-addressed and stamped envelope. Thank you.

Sincerely,

Frederick J. Wilson

Frederick J. Wilson III
Vice President
General Counsel & Secretary

FJW/ga

Enclosure

BACARDI AND THE BAT DEVICE ARE REGISTERED TRADEMARKS OF BACARDI & COMPANY LIMITED.

BACARDI U.S.A., INC.

WRITER'S FAX: (305) 573-2730
LEGAL DEPARTMENT

August 20, 2002

VIA FEDERAL EXPRESS 7919 1173 5753

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20001

RE: Bacardi Limited
Submission Pursuant to Rule 12g3-2(b)(1)(iii)

Ladies and Gentlemen:

On behalf of Bacardi Limited, I am hereby transmitting for submission to the Securities and Exchange Commission, pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended, a copy of the first *Quarterly Report to* Shareholders for the three months ended June 30, 2002 which was mailed by Bacardi Limited to all of its shareholders generally on August 12, 2002.

Please acknowledge receipt of this submission by date-stamping the additional copy of this letter that is enclosed, and return it to me in the enclosed self-addressed and stamped envelope. Thank you.

Sincerely,

Frederick J. Wilson

Frederick J. Wilson III
Vice President
General Counsel & Secretary

FJW/ga

Enclosure

2100 BISCAYNE BOULEVARD, MIAMI, FLORIDA 33137-5088 TEL: (305) 573-8511 / (305) 573-8600
BACARDI AND THE BAT DEVICE ARE REGISTERED TRADEMARKS OF BACARDI & COMPANY LIMITED.

BACARDI LIMITED

Quarterly Report To Shareholders


REPOSADO
TEQUILA NATURAL
TEQUILA
CAZADORES
REPOSADO

Q1

Three Months Ended
June 30, 2002

Consolidated Statement of Earnings (Unaudited)

For the Period Ended June 30, 2002
(Expressed in Thousands of U.S. Dollars)

	June 30, 2002 $	June 30, 2001 $
Sales	692,719	662,570
Cost of Sales	251,802	217,197
Gross Profit	440,917	445,373
Selling, General and Administrative Expenses	294,618	260,932
Earnings From Operations	146,299	184,441
Other Income (Expenses)		
Interest income	1,452	1,604
Interest expense	(28,826)	(34,593)
Amortization expense	(1,265)	(25,834)
Miscellaneous income (expenses) - net	5,486	(2,979)
	(23,153)	(61,802)
Earnings Before Income Taxes	123,146	122,639
Provision For Income Taxes	13,672	16,300
Net Earnings	109,474	106,339

Supplemental Information

	June 30, 2002 $	June 30, 2001 $
Cash Flow (EBITDA*)	165,873	195,151

* EBITDA represents a measure of cash flow: earnings from continuing operations before BMRH preferred share dividends, interest, income taxes, depreciation and amortization.

Consolidated Balance Sheet

As of June 30, 2002
(Expressed in Thousands of U.S. Dollars)

	June 30, 2002 $ (Unaudited)	March 31, 2002 $
Assets		
Current Assets		
Cash and equivalents	62,450	160,715
Accounts receivable	722,402	603,661
Inventories	714,670	588,428
Other current assets	112,001	86,431
	1,611,523	1,439,235
Long-Term Investments and Advances	120,014	112,230
Property, Plant and Equipment	443,902	407,385
Intangible Assets	2,556,574	2,429,482
	4,732,013	4,388,332
Liabilities		
Current Liabilities		
Short-term borrowings	288,140	187,343
Accounts payable and accrued liabilities	534,928	474,529
Taxes payable	94,738	131,337
Current portion of long-term debt	50,364	496,790
BMRH Founders' Common shares	265,614	265,614
	1,233,784	1,555,613
Long-Term Debt	1,448,828	969,130
Series 3 Preferred shares	123,934	108,971
Other Liabilities	209,917	180,109
	3,016,463	2,813,823
Shareholders' Equity		
Capital Stock	32,909	32,909
Share Premium	121,628	121,628
Retained Earnings	1,656,745	1,584,926
Cumulative Translation Adjustment	(148,561)	(164,954)
	1,662,721	1,574,509
Bacardi Benefit Company Limited	52,829	-
	1,715,550	1,574,509
	4,732,013	4,388,332

Corporate Information

Directors and Alternates

Victor R. Arellano, Jr.	Marta A. Bustamante
Facundo L. Bacardi	Francisco Carrera-Justiz, Jr.
J. Alberto Bacardi	Toten A. Comas Bacardi
Joaquin E. Bacardi	Jorge E. Bacardi
Jaime Bergel	Juan Alvarez-Guerra
Francisco Carrera-Justiz	Ignacio de la Rocha
Manuel J. Cutillas	Amaro Argamasilla Bacardi
Adolfo Danguillecourt	No Alternate
Sergio Danguillecourt	Bruce D. Youner
Mario L. del Valle	Toten D. Bacardi
Michelle Dorion	Theodore C. Walker
Guillermo Fernandez-Quincoces	Virginia N. Robitaille
Robert A. O'Brien	Francisco Carrera-Justiz, Jr.
Jay H. McDowell	Guillermo Quirch
Eduardo M. Sardiña	Paul M. de Hechavarria
Ruben Rodriguez*	No Alternate

*Chairman of the Board of Directors

Officers

Ruben Rodriguez	*President and Chief Executive Officer*
Ralph Morera	Senior *Vice President Finance and Chief Financial Officer*
Guillermo E. Garcia-Lay	*Senior Vice President - Operations & Quality Control*
Michel Recalt	*Senior Vice President - Marketing & Corporate Development*
Simon Gould	*Senior Vice President - Human Resources*
Francisco Carrera-Justiz	*Vice President*
Ronald W. Stan	*Vice President - Information Services*
Atul Vora	*Assistant Vice President - Finance*
Eloy A. Castroverde	*Treasurer*
Barbara E. Johnson	*Secretary*
Gail A. Butterworth	*Assistant Secretary & Director of Shareholder Relations*

Regional Presidents and Other Senior Executives

Andy Fernandez	*Regional Director - Central/South America*
Javier Ferran	*Regional President - European Region*
Giorgio Ferrero	*President - Bacardi International Limited*
Robert Furniss-Roe	*Regional Director - Asia Pacific Region*
Alfredo Piedra	*President - Bacardi Global Brands, Inc.*
Eduardo M. Sardiña	*Regional President - North American Region*

Report to the Shareholders

Dear Shareholders:

From a strategic point of view, Bacardi Limited achieved major objectives during the first quarter of the new Fiscal Year 2003. The Company completed the acquisition of Tequila Cazadores, our first entry in this important category that strengthens our overall portfolio in Mexico and the United States. In addition, Bacardi Limited extended the partnership with Anheuser-Busch with successful launches of Bacardi Silver in Canada and Puerto Rico. Furthermore, we also concluded a cost sharing distribution agreement with Brown-Forman in the United Kingdom. This will bring to the trade and consumers a united portfolio of strong, premium brands from Bacardi and Brown-Forman in the United Kingdom.

During this first quarter the accounting principles generally accepted in Bermuda and Canada relative to the non-amortization of intangible assets (a non cash item) became effective for the Company. There is a positive impact of $25 million in the reported net earnings for the quarter in accordance with GAAP. Also, effective April 1, 2002 the Company is required to follow the provision of the Canadian Institute of Chartered Accountants standard on financial instruments. This requires BMRH Founders' Common shares be classified as a liability, thus increasing liabilities by $265 million and decreasing shareholders equity by $265 million. The impact on the P&L for Fiscal Year 2003 cannot be determined until year end when the instrument is valued.

Volumes, in nine litre cases, for our core brands were flat from last year. Softness in Dewar's Scotch whisky (down 22%) and flat performance in Bacardi rum and Martini vermouth was offset by European Type Low Proof (up 6%) mainly led by Bacardi Rigo in Germany. Also Bombay gin (up 9%) performed well in the United Kingdom and other smaller markets. Total group products grew 12% from last year, led by Bacardi Silver in the United States, Canada, and Puerto Rico. This sales mix provided the Company with higher revenues but at lower margins than last year.

Commercially, the most important top revenue line (sales) increased versus last year in spite of adverse economic conditions, significant tax increases, and uncertainties in Latin America together with a comparison versus a very strong quarter last year. The strength of the Euro increased reported sales in U.S. dollars by approximately $20 million. In addition, we continued to heavily support our brands in line with our long term plan approved by the Board of Directors. As a result, advertising and promotional expenses exceeded the prior year by $25 million. Net earnings for the quarter were $109 million versus $106 million last year that included an amortization expense of $25 million and a special $17 million credit to cost of sales due to foreign exchange.

We view the current year as a difficult one due to the slowdown of the world's economies, increased taxation, heavy competitive environment, the volatility of currencies and the turmoil in Latin America.

Ruben Rodriguez

Chairman and Chief Executive Officer

Bacardi Limited
P.O. Box HM 720
Hamilton HM CX, Bermuda

TELEPHONE: 441-295-4345 FAX: 441-292-0562

www.bacardi.com

Shareholder Information

Gail A. Butterworth
Assistant Secretary and Director of Shareholder Relations

Telephone: 441-298-1027
E-mail: gabutterworth@bacardi.com

The following are registered trademarks: BACARDI, the Bat Device, BOMBAY SAPPHIRE, DEWAR'S, MARTINI, MARTINI & ROSSI, WHITE LABEL